Höganäs

Date/Datum 30 May 2008

Our ref./Unser Zeichen /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

SEC
Mail Processing
Section

JUN 11 2008

Washington, DC
101

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

[redacted]

08003209

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

dw 6/13

Encl. Press release

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Announcement of change in the total number of shares and votes in the company

Höganäs AB confirms that the company's share capital per 30 May 2008 amounts to SEK 175,494,660 and the total number of shares amounts to 981,000 shares of series A and 34,117,932 shares of series B as well as 981,000 redemption shares of series A and 34,117,932 redemption shares of series B. The number of votes in the company amounts to 43,927,932. Höganäs AB holds 298,300 own shares of series B and 298,300 redemption shares of series B. The changes are caused by the share split that occurred on 16 May 2008 as a part of Höganäs' ongoing redemption procedure.

HÖGANÄS AB (publ)

The Board of Directors

Höganäs, Sweden, 30 May 2008

END